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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

Restore Medical, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
76128C100
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	76128C100

1	NAMES OF REPORTING PERSONS: MPM BioVentures II-QP, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		2,985,706(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,985,706(1)

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,985,706(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

18.89%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) Includes 306,986 shares issuable pursuant to warrants exercisable within 60 days of December 31, 2006.

CUSIP No.	76128C100

1	NAMES OF REPORTING PERSONS: MPM BioVentures II, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		329,524(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		329,524(1)

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

329,524(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

2.12%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) Includes 33,880 shares issuable pursuant to warrants exercisable within 60 days of December 31, 2006.

CUSIP No.	76128C100

1	NAMES OF REPORTING PERSONS: MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Germany

	5	SOLE VOTING POWER:

NUMBER OF		1,051,115(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,051,115(1)

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,051,115(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.73%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) Includes 108,073 shares issuable pursuant to warrants exercisable within 60 days of December 31, 2006.

CUSIP No.	76128C100

1	NAMES OF REPORTING PERSONS: MPM Asset Management Investors 2000B LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		68,739(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		68,739(1)

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

68,739(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.44%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Includes 7,067 shares issuable pursuant to warrants exercisable within 60 days of December 31, 2006.

CUSIP No.	76128C100

1	NAMES OF REPORTING PERSONS: Ansbert Gadicke

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,435,084(1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		4,435,084(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,435,084(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	27.80%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1) The shares are held as follows: 2,678,720 by MPM BioVentures II-QP, L.P. (“BV QP”), 295,644 by MPM BioVentures II, L.P. (“BV II”), 943,042 by MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG (“BV KG”) and 61,672 by MPM Asset Management Investors 2000B LLC (“Asset 2000”). Also includes warrants exercisable within 60 days of December 31, 2006 as follow: 306,986 by BV QP, 33,880 by BV II, 108,073 by BV KG and 7,067 by Asset 2000. MPM Asset Management II , L.P. (“AM II GP”) and MPM Asset Management II LLC (“AM II LLC”) are the direct and indirect general partners of BV QP, BV II and BV KG. The Reporting Person is a member of Asset 2000 and AM II LLC.

CUSIP No.	76128C100

1	NAMES OF REPORTING PERSONS: Luke Evnin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,435,084(1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		4,435,084(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,435,084(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	27.80%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1) The shares are held as follows: 2,678,720 by MPM BioVentures II-QP, L.P. (“BV QP”), 295,644 by MPM BioVentures II, L.P. (“BV II”), 943,042 by MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG (“BV KG”) and 61,672 by MPM Asset Management Investors 2000B LLC (“Asset 2000”). Also includes warrants exercisable within 60 days of December 31, 2006 as follow: 306,986 by BV QP, 33,880 by BV II, 108,073 by BV KG and 7,067 by Asset 2000. MPM Asset Management II, L.P. (“AM II GP”) and MPM Asset Management II LLC (“AM II LLC”) are the direct and indirect general partners of BV QP, BV II and BV KG. The Reporting Person is a member of Asset 2000 and AM II LLC.

Item 1.
(a)	Name of Issuer
Restore Medical, Inc.
(b)	Address of Issuer’s Principal Executive Offices
2800 Patton Road
St. Paul, MN 55113
Item 2.
(a)	Name of Person Filing
MPM BioVentures II, LP
MPM BioVentures II-QP, L.P.
MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG
MPM Asset Management Investors 2000B LLC
Ansbert Gadicke
Luke Evnin
(b)	Address of Principal Business Office or, if none, Residence
c/o MPM Capital L.P.
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, MA 02116
(c)	Citizenship
All entities were organized in Delaware, except MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG which was organized in Germany. The individuals are United States citizens.
(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number
76128C100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
                    Not applicable

Item 4. Ownership
(a)	Amount Beneficially Owned:

MPM BioVentures II, LP	329,524	(1)
MPM BioVentures II-QP, L.P.	2,985,706	(2)
MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG	1,051,115	(3)
MPM Asset Management Investors 2000B LLC	68,739	(4)
Ansbert Gadicke	4,435,084	(5)
Luke Evnin	4,435,084	(5)
Percent of Class:
MPM BioVentures II, LP	2.12%
MPM BioVentures II-QP, L.P.	18.89%
MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG	6.73%
MPM Asset Management Investors 2000B LLC	0.44%
Ansbert Gadicke	27.80%
Luke Evnin	27.80%
(b)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote

MPM BioVentures II, LP	329,524	(1)
MPM BioVentures II-QP, L.P.	2,985,706	(2)
MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG	1,051,115	(3)
MPM Asset Management Investors 2000B LLC	68,739	(4)
Ansbert Gadicke	0
Luke Evnin	0
(ii)	Shared power to vote or to direct the vote

MPM BioVentures II, LP	0
MPM BioVentures II-QP, L.P.	0
MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG	0
MPM Asset Management Investors 2000B LLC	0
Ansbert Gadicke	4,435,084	(5)
Luke Evnin	4,435,084	(5)
(iii)	Sole power to dispose or to direct the disposition of

MPM BioVentures II, LP	329,524	(1)
MPM BioVentures II-QP, L.P.	2,985,706	(2)
MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG	1,051,115	(3)
MPM Asset Management Investors 2000B LLC	68,739	(4)
Ansbert Gadicke	0
Luke Evnin	0

(iv)	Shared power to dispose or to direct the disposition of

MPM BioVentures II, LP	0
MPM BioVentures II-QP, L.P.	0
MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG	0
MPM Asset Management Investors 2000B LLC	0
Ansbert Gadicke	4,435,084	(5)
Luke Evnin	4,435,084	(5)

(1)	Includes 33,880 shares issuable pursuant to warrants exercisable within 60 days of December 31, 2006.

(2)	Includes 306,986 shares issuable pursuant to warrants exercisable within 60 days of December 31, 2006.

(3)	Includes 108,073 shares issuable pursuant to warrants exercisable within 60 days of December 31, 2006.

(4)	Includes 7,067 shares issuable pursuant to warrants exercisable within 60 days of December 31, 2006.

(5)	The shares are held as follows: 2,678,720 by MPM BioVentures II-QP, L.P. (“BV QP”), 295,644 by MPM BioVentures II, L.P. (“BV II”), 943,042 by MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG (“BV KG”) and 61,672 by MPM Asset Management Investors 2000B LLC (“Asset 2000”). Also includes warrants exercisable within 60 days of December 31, 2006 as follow: 306,986 by BV QP, 33,880 by BV II, 108,073 by BV KG and 7,067 by Asset 2000. MPM Asset Management II, L.P. (“AM II GP”) and MPM Asset Management II LLC (“AM II LLC”) are the direct and indirect general partners of BV QP, BV II and BV KG. The Reporting Person is a member of Asset 2000 and AM II LLC.
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
          Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
          Not Applicable
Item 8. Identification and Classification of Members of the Group
          Not Applicable
Item 9. Notice of Dissolution of a Group
          Not Applicable
Item 10. Certification
          Not Applicable

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 9, 2007

MPM BIOVENTURES II, L.P.		MPM BIOVENTURES II-QP, L.P.

By:	MPM Asset Management II, L.P.,	By:	MPM Asset Management II, L.P.,
	its General Partner		its General Partner

By:	MPM Asset Management II LLC,	By:	MPM Asset Management II LLC,
	its General Partner		its General Partner

By:	/s/ Luke Evnin	By:	/s/ Luke Evnin

	Name: Luke B. Evnin		Name: Luke B. Evnin
	Title: Manager		Title: Manager

MPM BIOVENTURES GMBH & CO. PARALLEL-BETEILIGUNGS KG		MPM ASSET MANAGEMENT INVESTORS 2000B LLC

By: MPM Asset Management II LP, in its capacity as the Special Limited Partner		By:	/s/ Luke Evnin

Name: Luke B. Evnin
Title: Manager

By: MPM Asset Management II LLC, its General Partner

By:	/s/ Luke Evnin

Name: Luke B. Evnin
Title: Manager

By:	/s/ Ansbert Gadicke	By:	/s/ Luke Evnin

	Name: Ansbert Gadicke		Name: Luke B. Evnin

EXHIBIT A
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Restore Medical, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.
     In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 9th day of February, 2007.

MPM BIOVENTURES II, L.P.		MPM BIOVENTURES II-QP, L.P.

By:	MPM Asset Management II, L.P.,	By:	MPM Asset Management II, L.P.,
	its General Partner		its General Partner

By:	MPM Asset Management II LLC,	By:	MPM Asset Management II LLC,
	its General Partner		its General Partner

By:	/s/ Luke Evnin	By:	/s/ Luke Evnin

	Name: Luke B. Evnin		Name: Luke B. Evnin
	Title: Manager		Title: Manager

MPM BIOVENTURES GMBH & CO. PARALLEL-BETEILIGUNGS KG		MPM ASSET MANAGEMENT INVESTORS 2000B LLC

By: MPM Asset Management II LP, in its capacity as the Special Limited Partner		By:	/s/ Luke Evnin

Name: Luke B. Evnin
Title: Manager

By: MPM Asset Management II LLC, its General Partner

By:	/s/ Luke Evnin Name: Luke B. Evnin Title: Manager

By:	/s/ Ansbert Gadicke	By:	/s/ Luke Evnin

	Name: Ansbert Gadicke		Name: Luke B. Evnin